ทะเบียนเลขที่ บมจ. 53

82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/404/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611




05012116

October 21, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Divestment of Thaioil Power Company Limited
Attachment: Information Memorandum in relation to the Connected Transaction

Reference is made to the Board of Directors Meeting of PTT Exploration and Production Public Company Limited ("PTTEP") No. 12/2548/242 on October 21, 2005 passed the resolution for PTTEP International Limited ("PTTEPI"), a subsidiary of PTTEP, to sell all its common shares in Thaioil Power Company Limited ("TP"), totaling 73,060,000 shares or 26% of TP's paid-up capital, to PTT Public Company Limited ("PTT") for a consideration of 2,300 million Baht.

Since PTT is the major shareholder of PTTEP and shares some directors and executives with PTTEP, this transaction is considered a "Connected Transaction" per notification of the Stock Exchange of Thailand ("SET") regarding rules and regulations on Connected Transactions in 2003. The transaction value is more than 3% of the net tangible asset of PTTEP which is required by the SET rules and regulations that PTTEP to notify to SET immediately. Besides, PTTEP will further seek the approval of this transaction from the shareholders meeting. The closing date of the company share register is set on November 25, 2005 and the Extraordinary Shareholders Meeting will be held on December 15, 2005. PTTEP has appointed PricewaterhouseCoopers FAS to be the Independent Financial Advisor in order to provide opinion regarding fairness and reasonableness of the divestment to PTTEP shareholders.

Sent 21 ต.ค. 2548 19:16

Yours sincerely,

Confirmed 21 ต.ค. 2548 19:38

Maroot Mrigadat
President



Information Memorandum in relation to the Connected Transactions of PTT Exploration and Production Public Company Limited

The Board of Directors Meeting of PTT Exploration and Production Public Company Limited ("Company" or "PTTEP") No. 12/2005/242 held on 21 October 2005 passed the resolution for PTTEP International Limited ("PTTEPI") which is a subsidiary of the PTTEP,, to sell all its common shares in Thaioil Power Company Limited ("TP"), totaling 73,060,000 shares or 26% of TP's paid-up capital, to PTT Public Company Limited ("PTT") ("Transaction"). Since PTT is the major shareholder of the Company and share some common directors and management with the Company, this Transaction is considered a connected transaction per notifications of the Stock Exchange of Thailand ("SET"). The Company hereby discloses details of the Transactions as follows:

1. **Transaction Date**

   PTTEPI will sell all common shares in TP that it holds, after the approval of shareholders that have no interests with regards to the Transaction, and after the consents of relevant parties. It is expected that the Transaction will occur by the end of December 2005.

2. **Parties Involved**

Buyer	PTTEP International Limited
Seller	PTT Public Company Limited
Relation between Buyer and Seller	Buyer is a major shareholder of the Company, holding 66.34% of Company's paid-up shares. In addition, the buyer and the Company share some common directors and/ or management. The seller is a wholly owned subsidiary of the Company.

3. **Details of Asset disposed**

Type of asset	Common shares of Thaioil Power Company Limited
Type of business	Electricity generating and steam production; Investment in other electricity generating companies
Registered and paid-up capital	Baht 2,810,000,000 made up of 281,000,000 common shares with a par value of Baht 10 per share
Number of shares disposed	73,060,000 shares or 26% of TP's paid-up shares
Percentage of shares held before disposition	26%
Percentage of shares held after disposition	0%

Nature of business	TP is an electricity generating company which operates a Combined-Cycle Co-generation Power Plant with an electricity generating capacity of 118 MW and steam production capacity of 168 tons/hr. TP sells 41 MW to EGAT Public Company Limited ("EGAT") and sells steam and the rest of its electricity to Thai Oil Public Company Limited ("TOP"), Thai Paraxylene Company Limited ("TPX") and Thai Lube Base Public Company Limited ("TLB"). TP obtains 25% of its sales from selling electricity to EGAT under a 25- year Power Purchase Agreement commencing from 1 April 1998 and ending on 31 March 2023. In addition, 75% of its sales are derived from electricity and steam sales to TOP, TPX and TLB under 25 year Power Purchase Agreement and Steam Sales Agreement.
Investment	99,175,995 common shares of Independent Power (Thailand) Company Limited ("IPT") or 56% of paid-up shares. TOP and PTT holds 24% and 20% equity stake in IPT respectively. IPT is an electricity generating company, which operates a Natural Gas-fired Combined-Cycle Power Plant with an electricity generating capacity of 700 MW. It sells all its electricity to EGAT under a 25 year Power Purchase Agreement commencing from 15 August 2000 and ending on 14 August 2025.
Board of Directors of TP	Mr. Manu Leopairote Mr. Cherdpong Siriwit Mr. Pala Sookawesh Mr. Prasert Bunsumpun Mr. Piti Yimprasert Mr. Pichai Chunhavajira Mr. Yongyos Palanitisena Mr. Vudhibhandhu Vichairatana Mr. Anucha Sihanatkathakul Mr. Maroot Mrigadat Mr. Masahide Takaraya Mr. Wataru Okuyama

Major shareholders/ shares held

Name	Number of shares	% holding
Thai Oil Public Company Limited	154,549,994	55.0%
PTTEP International Limited	73,060,000	26.0%
Electric Power Development Company Limited	53,390,000	19.0%
Mr. Dhawatchai Hengrasme	1	0.0%
Mr. Piti Yimprasert	1	0.0%
Mr. Yiem Chundprasit	1	0.0%
Mr. Chainoi Puankosoom	1	0.0%
Mr. Bowon Vongsinudom	1	0.0%
Mr. Somchai Wongwattanasan	1	0.0%
Total	**281,000,000**	**100%**

Financial highlights (Consolidated Financial Statements) *(Units:Bahtthousand)*

	FY2003	**FY2004**	**1H 2005 (Jan – Jun)**
Sales	7,718,956	7,280,913	4,565,706
Compensation from related companies			
for offtake shortfall	413,779	-	-
Income from insurance compensation	634,925	-	-
Total Revenue	9,414,673	7,439,409	4,585,402
Cost of goods sold	6,474,822	6,299,522	3,878,315
SG&A	305,635	295,191	67,752
Total expenses	6,942,694	6,654,109	4,430,970
EBIT	2,471,978	785,301	154,432
Net profit of Minority Interests	477,578	-132,524	-145,520
Net profit	1,076,831	285,584	37,526
	31 Dec 2003	**31 Dec 2004**	**30 Jun 05**
Current assets	5,413,602	4,208,269	3,128,405
Total assets	20,029,285	19,417,585	16,563,338
Current liabilities	3,384,645	4,343,221	2,649,762
Total liabilities	12,870,713	12,386,953	9,921,701
Minority interests	1,927,344	1,794,819	1,649,299
Shareholder's equity of parent company	5,231,228	5,235,812	4,992,338

4. **Value of asset disposed**

As of 30 June 2005, TP had a Net Tangible Asset ("NTA") value of Baht 4,992.34 million.

5. **Total value of compensation**

Value per share Baht 31.48 per share

Total value of compensation Baht 2,300,000,000

(Total value of compensation is 3.78% of NTA of the Company as of 30 June 2005)

Mode of Compensation Cash

6. **Basis used to determine value of compensation**

The Company determined the value of compensation for common shares held in TP through valuation methods including Discounted Cash Flow Analysis (DCF) and Comparable Company Analysis (CompCo).

7. **Connected persons and extent of interests**

The Connected person, which is also the contractual party, is PTT. PTT is the major shareholder of the Company holding 434,350,000 common shares or 66.34% of paid-up shares. Also connected are common directors and management as follows:

Name	Position in PTT	Relation/ Position in PTTEP	PTTEP Shares/ % Holding	PTTEP Warrants
Mr. Cherdpong Siriwit	Chairman	Chairman	- 0.0%	-
Mr. Prasert Bunsumpun	President	Director	15,100 0.0%	1,900
Mr. Pichai Chunhavajira	Senior Executive VP Corporate Finance and Accounting	Director	3,400 0.0%	1,900
Dr. Chitrapongse Kwangsukstith	Senior Executive VP Gas Business Group	Director	45,800 0.0%	24,400
Mr. Maroot Mrigadat	Executive VP Office of President	President	20,500 0.0%	83,100

In the Board of Directors' Meeting No.12/2005/242 on 21 October 2005, directors that have interests in the Transaction and directors that are connected persons did not attend and did not vote in the Board of Directors' Meeting when considering agenda items on the approval of the Transaction.

8. The Transaction would also be conditional upon the following conditions being fulfilled

The Transaction is considered a connected transaction pertaining to the Notification of the Stock Exchange of Thailand regarding the Disclosure of Information and Other Acts of Listed Companies concerning the Connected Transactions, 2003. The Transaction value is larger than both Baht 20 million and 3% of PTTEP's NTA value, thus to enter such transaction, PTTEP shall serve a written notice and disclose the details of transaction to the SET and also organize a shareholder's meeting to seek approval for a decision to enter the transaction. A resolution of the shareholders' meeting to approve a decision to enter a connected transaction hereunder must consist of at least three-fourths of the total votes of shareholders attending the meeting and having voting rights, excluding interested shareholders' equity.

The Transaction will be executed upon the following conditions being fulfilled:

1) The approval of PTTEP's shareholders' meeting to sell all common shares of TP held by PTTEPI
2) The consents of TP's other major shareholders: Electric Power Development Company Limited, and Thai Oil Public Company Limited
3) The consents of IPT's creditors

9. Opinions of the board of directors concerning the decision to enter into the Transaction

The Board of Directors of the Company has considered the Transaction and opinioned that selling all 73,060,000 common shares of TP at Baht 31.48 per share to PTT is considered an appropriate price and is to the highest benefit to the Company comparing with a decision to enter into a transaction with an independent third party. The benefits to the Company by entering the Transaction include:

- Enables Company to focus on its core business, exploration and production of petroleum
- As a result of this Transaction, the Company will receive a compensation of Baht 2,300 million where it will make a book gain from sale of investment of approximately Baht 650 million (the Company's book value of investment in TP through the equity method as of 30 June 2005 was Baht 1,650 million)

The Company hereby certifies that the statements contained in this information memorandum are true in all respects.

Yours Faithfully,

Signature......

Maroot Mrigadat

President

Disclaimer: This is an English translation of the original Thai text. Although care was taken to render the translation as reliable as possible, the English translation does not carry legal authority. Only the original text in Thai has legal force.

US SEC



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 408 /2005

Finance Department
Tel. 0-2537-4512, 0-2537-4611

October 21, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Names of Members and Scope of Work of the Audit Committee
Attachments: Certificates and Resumes of Audit Committee Members (F24-2)
Form for Report on Names of Members and Scope of Performance (F24-3)
Reference: Letter PTTEP No. 1.910/ 378 /2005, on October 6, 2005

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the Board of Directors, at meeting No. 12/2548/242 on October 21, 2005, has appointed Mr. Anucha Sihanatkathakul to be the Audit Committee in replacement of Mr. Nopadon Mantajit who resigned from the Chairmanship of the Audit Committee. Mr. Anucha's term will be equal to the remaining term of Mr. Nopadon, effective from October 21, 2005. Details are as follows

1. Names of members of the new Audit Committee are as follows:

Chairman of the Audit Committee	Mr. Charnchai Musignisarkorn
Member of the Audit Committee	Mr. Prasit Kovilaikool
Member of the Audit Committee	Mr. Anucha Sihanatkathakul
Secretary to the Audit Committee	Mr. Verasak Manchuwong

Certificates and Resumes of the new member of the Audit Committee and Form for Report on Names of Members and Scope of Performance are attached hereto.

2. The Audit Committee of the Company is responsible for the following scope of duties and responsibilities, and shall report on the same to the Board of Directors:
   (1) Review company statements with the external auditor quarterly to assure that PTTEP's financial statements are correct and sufficient.
   (2) Review company compliance with all relevant by-laws, and SET's / SEC's rules and regulations.
   (3) Consider company compliance with regard to all information disclosures of connected transactions or conflicts-of-interest.

-2- / (4) Review company....

(4) Review company systems to ensure that PTTEP has adequate and efficient internal control and audit systems of acceptable standard by coordinating with the external auditor.
(5) Consider, elect and appoint PTTEP's external auditor, and set the auditor's fee.
(6) Consider significant risk assessments of the Company and advise the company on alternatives to mitigate these risks.
(7) Approve the appointment or change, and performance appraisal of the Internal Audit Manager.
(8) Consider the scope of the audit plan of the Internal Audit Department.
(9) Consider and screen the manpower and budget of the Internal Audit Department.
(10) Consider and self-appraise the Audit Committee's performance according to this Charter, and report conclusions in the Company Annual Report.
(11) Attend Shareholders Meetings to report on the activities or appointment of the external auditor.
(12) Review the Audit Committee Charter annually.
(13) Consider other matters as defined by the Board of Directors.
(14) Report to the Board of Directors of any significant cases or issues of doubts found, and recommend amendments to undertake within an appropriate time, according to the Audit Committee's views. Such cases / issues may include:
    14.1 Conflict-of-interest transactions.
    14.2 Fraudulent actions or any significant abnormal practices of the internal audit control system.
    14.3 Illegal conducts or acts of non-compliance with regard to relevant by-laws and SET's and SEC's rules and regulations.

The Company hereby certifies that the aforementioned three audit committee members meet all the qualifications prescribed by the Stock Exchange of Thailand

Yours sincerely,



Maroot Mrigadat
President



Form for Report on Names of Members and Scope of Performance of the Audit Committee

The board of directors meeting / Shareholders meeting of PTT Exploration and Production Public Company Limited (PTTEP) No.12/2548/242 held on October 21, 2005 passed resolutions appointing Chairman of the Audit Committee / Member of the Audit Committee / Scope of Performance with the following details :

1. Chairman of the Audit Committee Mr. Charnchai Musignisarkorn
2. Member of the Audit Committee Mr. Anucha Sihanatkathakul

therefore, at October 21, 2005

1. Names of members of the Audit Committee are as follows :

		Remaining terms of holding office
Chairman of the Audit Committee	Mr. Charnchai Musignisarkorn	2 years
Member of the Audit Committee	Mr. Prasit Kovilaikool	2 years
Member of the Audit Committee	Mr. Anucha Sihanatkathakul	2 years
Secretary of the Audit Committee	Mr. Verasak Manchuwong	

Certificates and Resumes of 1 member of the Audit Committee are attached hereto.

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on:
   (1) Review company statements with the external auditor quarterly to assure that PTTEP's financial statements are correct and sufficient.
   (2) Review company compliance with all relevant by-laws, and SET's / SEC's rules and regulations.
   (3) Consider company compliance with regard to all information disclosures of connected transactions or conflicts-of-interest.

-2- / (4) Review company....

(4) Review company systems to ensure that PTTEP has adequate and efficient internal control and audit systems of acceptable standard by coordinating with the external auditor.
(5) Consider, elect and appoint PTTEP's external auditor, and set the auditor's fee.
(6) Consider significant risk assessments of the Company and advise the company on alternatives to mitigate these risks.
(7) Approve the appointment or change, and performance appraisal of the Internal Audit Manager.
(8) Consider the scope of the audit plan of the Internal Audit Department.
(9) Consider and screen the manpower and budget of the Internal Audit Department.
(10) Consider and self-appraise the Audit Committee's performance according to this Charter, and report conclusions in the Company Annual Report.
(11) Attend Shareholders Meetings to report on the activities or appointment of the external auditor.
(12) Review the Audit Committee Charter annually.
(13) Consider other matters as defined by the Board of Directors.
(14) Report to the Board of Directors of any significant cases or issues of doubts found, and recommend amendments to undertake within an appropriate time, according to the Audit Committee's views. Such cases / issues may include:
14.1 Conflict-of-interest transactions.
14.2 Fraudulent actions or any significant abnormal practices of the internal audit control system.
14.3 Illegal conducts or acts of non-compliance with regard to relevant by-laws and SET's and SEC's rules and regulations.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature 

(Maroot Mrigadat)

President

F 24-2

Certificate and Resume of the Audit Committee's Member

PTT Exploration and Production Company Limited

Whereas I, Mr. Anucha Sihanatkathakul , have been appointed by the Company's board of director / shareholders at its meeting No.12/2548/242, held on October 21, 2005 as :

☐ Chairman of the Audit Committee

☑ Member of the Audit Committee

I hereby certify that :

1. I meet all the qualifications and have no prohibited characteristic under the Notification of the Stock Exchange of Thailand Re: Qualifications and Scope of Performance of the Audit Committee;
2. I fully understand the scope of duties and responsibilities in performing duties as an Audit Committee's member appointed and stipulated by the board of directors of PTT Exploration and Production Public Company Limited;
3. I fully understand the requirements for the Code of Best Practices for the Directors of Listed Companies and the Good Practices Guidelines for Audit Committee issued by the Stock Exchange of Thailand.

I hereby describe my background and information as follows:

1. Name Mr. Anucha Surname Sihanatkathakul Nationality Thai
   Date of birth August 1, 1959 Age 46 years old
2. Address 25 Alma Link Building 14th Floor Ploenchit Rd. , Lumpini Pathumwan BKK 10330
3. Present occupation/ place of work

   Executive Chairman, Syrus Securities Public Co., Ltd.

   Executive Chairman, Focus Engineering and Construction Public Co., Ltd.

   Specialist of the Committee on Finance, Banking and Financial Institution, the Senate

4. Education
   MBA (Finance), University of Houston, USA

5. Work experience
   President, Syrus Securities Public Co., Ltd.

6. Marital status

   Name of spouse Mrs. Ampaiwan Sihanatkathakul

   holding__-__shares, representing __-____% of paid-up capital.

   Name of Children 1. Miss Nutcha Sihanatkathakul, aged 20,

   holding - shares, representing __-____% of paid-up capital.

   2. Mr. Chanutr Sihanatkathakul , aged 17,

   holding _-__shares, representing __-____% of paid-up capital.

7. I

   ☑ have no ☐ have

   direct and indirect interest in the Company, its subsidiary, affiliate another company which is a party to a contract made with the Company (in case of direct or indirect interest, please clearly specify the nature of the activity and of the interest including the amount thereof.)

8. I

   ☑ am not ☐ am

   a shareholder or a director of a subsidiary, affiliate or a company related to the listed company of which I am a member of the Audit Committee (in case of shareholding, please specify the name of the company, number of shares held, percentage of paid-up capital and status of such company whether it is a subsidiary, affiliate, or related company; or in case of acting as a director in common, please specify the name of the company and status of such company whether it is a subsidiary, affiliate or related company.)



Signed ________________ Member of the Audit Committee

(Mr.Anucha Sihanatkathakul)

US SEC



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 407/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 21, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Appointment of the Director
Attachment: Biography document of the new director

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company's Board of Directors, at Board Resolution Meeting No. 12/2548/242 held on October 21, 2005, has appointed Mr. Krairit Nilkuha as a member of the Board Directors.

PTTEP would like to announce the list of the Board of Directors as of October 21, 2005 as follows:

	Name	Surname	Position
1.	Mr. Cherdpong	Siriwit	Chairman
2.	Mr. Pala	Sookawesh	Director
3.	Mr. Wisudhi	Srisuphan	Director
4.	Mr. Krairit	Nilkuha	Director
5.	Mr. Anucha	Sihanatkathakul	Independent Director, Member of the Remuneration Committee, the Audit Committee and the Cash Management Committee
6.	Mr. Charnchai	Musignisarkorn	Independent Director, Chairman of the Audit Committee and the Corporate Governance Committee
7.	Mr. Manu	Leopairote	Director
8.	General Lertrat	Ratanavanich	Independent Director and Member of the Corporate Governance Committee and the Nominating Committee
9.	Mr. Pichai	Chunhavajira	Director, Chairman of the Cash Management Committee
10.	Mr. Chulasingh	Vasantasingh	Independent Director and Chairman of the Nominating Committee
11.	Mr. Prasit	Kovilaikool	Independent Director, Member of the Audit Committee and Chairman of the Remuneration Committee

- 2 - / 12. Mr. Vudhibhandhu ...

12.	Mr. VudhibhandhuVichairatana		Independent Director, and Chairman of the Corporate Governance Committee
13.	Mr. Chitrapongse	Kwangsukstith	Director
14.	Mr. Prasert	Bunsumpun	Director, Member of the Remuneration Committee and the Nominating Committee
15.	Mr. Maroot	Mrigadat	Director and Secretary to the Board of Directors, and Executive Director

Yours sincerely,



Maroot Mrigadat
President

12. Mr. VudhibhandhuVichairatana		Independent Director, and Chairman of the Corporate Governance Committee
13. Mr. Chitrapongse	Kwangsukstith	Director
14. Mr. Prasert	Bunsumpun	Director, Member of the Remuneration Committee and the Nominating Committee
15. Mr. Maroot	Mrigadat	Director and Secretary to the Board of Directors, and Executive Director

Yours sincerely,



Maroot Mrigadat
President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 406/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 21, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Board Resolution Meeting on an upfront payment to PTT
Reference: Letter PTTEP No. 1.910/ 400 /2005, October 6, 2005

Reference is made to the Board of Directors Meeting of PTT Exploration and Production Public Company Limited (PTTEP) No. 12/2548/242 on October 21, 2005 passed a resolution for PTTEP to approve the upfront payment of 1,500 million Baht to PTT Public Company Limited from the future gas price reduction as stipulated in the existing Gas Sales Agreements. Nevertheless, PTTEP will recover the Net Present Value of the transaction with reference in Gas Sales Agreements at the price prior to discount.

Yours sincerely,

Maroot Mrigadat
President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
PTTEP No. 1.910/ 405 /2005

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

October 21, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date and Agendas for the Year 2005 Extraordinary Shareholders' Meeting

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.12/2548/242 held on October 21 2005 passed a resolution to call for the year 2005 Extraordinary Shareholders' Meeting and its agendas as following.

Item	Date	Time
1. Closing date of the Company share register for the right to attend the Extraordinary Shareholders Meeting	November 25, 2005	12.00 am. until the end of the meeting
2. Extraordinary Shareholders' Meeting	December 15, 2005 (at the Auditorium, 9th Floor, Shinawatr III Building, 1010 Vibhavadi-Rangsit Road, Chatuchak, Bangkok)	10.30 am.

The agendas of the 2005 Extraordinary Shareholders' Meeting are as follows:

Agenda 1 — To approve the Minutes of the 2005 General Shareholders' Meeting

The Board of Director's Opinion: The Minutes should be approved.

Agenda 2 — To approve PTTEP International Limited (PTTEPI) which is a subsidiary of the Company to sell all its common shares in Thaioil Power Company Limited (Thaioil Power) totaling 73,060,000 shares or 26% of paid-up capital at Baht 31.48 per share to PTT Public Co., Ltd. (PTT).

-2-/ Since...

Since PTT is the major shareholder of the Company, this transaction is considered as a Connected Transaction pertaining to the Notification of the Stock Exchange of Thailand (SET) regarding the Disclosure of Information and Other Acts of Listed Companies concerning the Connected Transaction B.E. 2546. The transaction value is larger than 3% of the Company's NTA value, thus to enter such transaction, the Company shall serve a written notice and disclose the details of transaction to the SET and also organize a shareholders' meeting to seek approval for the decision to enter into the transaction.

A resolution approving the Connected Transaction of a listed company must consist of at least three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote excluding connected shareholders with conflict of interest, such as, PTT, the major shareholder.

The Board of Director's Opinion: Exclude directors who have interest in the Transaction and directors who are connected persons

The Company should be approved to sell all 73,060,000 shares at Baht 31.48 per share to PTT because it is considered an appropriate price and the highest benefit to the Company comparing with a decision to enter into a transaction with an independent third party.

PTTEP has appointed PricewaterhouseCoopers FAS to be the Independent Financial Advisor in order to provide opinion regarding of the connected transaction to the shareholders.

Agenda 3

To approve the Company's Board of Directors' Components

To consider the termination of the shareholders' resolution on April 28, 1997 which defined that a

-3-/ person...

person who resumed the position of Director-General, Mineral Resources Department (Director-General, Mineral Fuels Department at the present time) should be selected as the company's director by title. The reason for this termination is that the 1997 shareholders' resolution does not comply with the principles of the Public Company Act. Therefore, when there is a vacancy, the Nominating Committee shall select a qualified nominee and process for a selection

The Board of Director's Opinion: The Meeting should approve the proposal.

Agenda 4 Other matters (if any)

The closing date of the share registered book for the right to attend the Meeting will be as from 12.00 hours of Thursday, November 25th, 2005 until the completion of the Meeting.

Yours sincerely,



Maroot Mrigadat
President